THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

[OPTIONAL] GUARANTEED LIVING BENEFIT ENDORSEMENT

Notwithstanding any provision in the Contract or to the contrary, this Endorsement becomes a part of the Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail.

Subject to the terms and conditions set forth herein this [optional] Guaranteed Living Benefit Endorsement provides for guaranteed income over the lifetime of the Covered Person(s). You may take Withdrawals under the Guaranteed Living Benefit as prescribed by this Endorsement while this Endorsement is in effect.

ENDORSEMENT DATA PAGE

COVERED PERSON(S):	[John Doe Jane Doe]

ENDORSEMENT EFFECTIVE DATE:	[May 2, 2016]

PURCHASE PAYMENT DOLLAR LIMIT:	The sum of all Purchase Payments cannot exceed [$1,000,000] without prior Company approval.

PURCHASE PAYMENT RESTRICTION:	Purchase Payments received on or after the [[first] [Contract Anniversary]] will not be accepted into the Contract.

[INVESTMENT REQUIREMENTS:

Every Purchase Payment and Spousal Beneficiary Continuation contribution, if any, must be allocated by You in accordance with the investment options approved by Us, which includes a mandatory allocation of every Purchase Payment and Spousal Beneficiary Continuation contribution, if any, to the Secure Value Account, as shown below. We will notify You of any change to the permitted investment options.]

[SECURE VALUE ACCOUNT ALLOCATION:	[10%] of Purchase Payment(s) and Spousal Beneficiary Continuation contribution, if applicable]

FREQUENCY AND DATES OF INCOME BASE STEP-UPS:	[Quarterly,] [on the Benefit [Quarter] Anniversary]

ENDORSEMENT FEE:

The Endorsement Fee is assessed against the [Income Base] and deducted from the portion of the Contract Value allocated to the Variable Portfolio(s) or Subaccount(s) at the end of each Benefit [Quarter] [starting [1] Benefit [Quarter(s)] following the Endorsement Effective Date] . The [Initial] Annual Fee Rate is guaranteed not to change for the [first] Benefit [Year] . After the [first] Benefit [Year] , on each Benefit [Quarter Anniversary] , we will (1) deduct the fee in effect for the previous Benefit [Quarter] ; and (2) determine the fee rate applicable to the next Benefit [Quarter] .. The fee rate can increase or decrease each Benefit [Quarter] , subject to the minimums and maximums in the table below:

Number of Covered Persons on Endorsement Effective Date	[Initial] Annual Fee Rate	Minimum Annual Fee Rate	Maximum Annual Fee Rate	Maximum Annualized Fee Rate Increase or Decrease Each Benefit [Quarter]*
One Covered Person	[1.10%]	[0.60%]	[2.20%]	+/- [0.25%]
Two Covered Persons	[1.35%]	[0.60%]	[2.70%]	+/- [0.25%]

*The fee rate can increase or decrease no more than [0.0625%] each [quarter] [(0.25%/4)] ..

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MAXIMUM ANNUAL WITHDRAWAL AND PROTECTED INCOME PAYMENT PERCENTAGES:

10 [If no Withdrawals are taken in the first 10 [5] 10 [Benefit] Year(s) or the 10 [Age] at the first Withdrawal of the Covered Person(s) is 10 [[70] or older], the following table will always be used to determine the Maximum Annual Withdrawal and Protected Income Payment Percentages:] Covered Person(s) Age   at First Withdrawal Maximum Annual Withdrawal Percentage Protected Income Payment Percentage 12 (One Covered     Person) (Two Covered     Persons) 12 [(One or Two Covered Person(s))]     If the Income Base is increased on or after Age [65] (One or Two Covered Person(s)) 11 [Less than Age 65]     [5.5%] [5.0%] [3.0%] 11 [4.0%] 11 [Age 65 or older]     [6.0%] [5.5%] [4.0%] 11 [4.0%] If Withdrawals are taken in the first 10 [5] 10 [Benefit] Year(s) and the 10 [Age] at the first Withdrawal of the Covered Person(s) is 10 [less than Age [70]], the following table will always be used to determine the Maximum Annual Withdrawal and Protected Income Payment Percentages: Covered Person(s) Age   at First Withdrawal Maximum Annual Withdrawal Percentage Protected Income Payment Percentage 12 (One Covered     Person) 11 (Two Covered     Persons) 11 12 [(One or Two Covered Person(s))]     11 If the Income Base is increased on or after Age [65] (One or Two Covered Person(s)) 11 [Less than Age 65]     [5.0%] [4.5%] [2.5%] 11 [3.5%] 11 [Age 65 or older] [5.5%] [5.0%] [3.5%] 11 [3.5%] 13 [INCOME BASE MAXIMUM: The Income Base can be no greater than [200%] of the [Purchase Payments] [reduced [proportionately] for [Excess] Withdrawals].] EARLIEST CANCELLATION DATE OF THE GUARANTEED LIVING BENEFIT: The [10th] Benefit Year Anniversary following the Endorsement Effective Date BENEFIT WITHDRAWAL CHARGE: You may incur a Benefit Withdrawal Charge if You take a partial Withdrawal that exceeds the Maximum Annual Withdrawal Amount or a total Withdrawal of all Your Contract Value before the end of the [10th] Benefit Year Anniversary following the Endorsement Effective Date. The Benefit Withdrawal Charge is assessed against the [amount in excess of the Maximum Annual Withdrawal Amount] and deducted from: 1. The partial Withdrawal amount on the date a Withdrawal in excess of the Maximum Annual Withdrawal Amount is taken; and 2. The [Contract Value] upon a total Withdrawal of all Your Contract Value. The Benefit Withdrawal Charge is shown below. NUMBER OF FULL BENEFIT YEARS ELAPSED SINCE ENDORSEMENT EFFECTIVE DATE BENEFIT WITHDRAWAL     CHARGE* 0 9.00% 1 8.50% 2 7.50% 3 6.50% 4 5.50% 5 4.50% 6 3.50% 7 2.50% 8 1.50% 9 0.50% 10+ 0% *Assessed as a percentage of the Withdrawal amount in excess of Maximum Annual Withdrawal Amount upon a partial Withdrawal or the Contract Value in excess of Maximum Annual Withdrawal Amount, upon a total Withdrawal of all Your Contract Value.

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[PAYMENTS IN CONNECTION WITH DISTRIBUTION OF THE CONTRACT

This provision applies only to the Contract to which this Endorsement is attached. If Withdrawal(s) taken to cover payments to the Agent in connection with advisory or investment management services (Advisory Fee) are greater than the Maximum Annual Withdrawal Amount in any given Benefit Year, no portion of Advisory Fee payments [up to [1.0%] of the Contract Value associated with the Contract in which this Endorsement is attached to] will be treated as an Excess Withdrawal provided You enroll in the Systematic Withdrawal Program for Advisory Fees. However, any portion of a Withdrawal in a Benefit Year that is greater than the Maximum Annual Withdrawal Amount (or Required Minimum Distribution as described below in this Endorsement) and greater than the Advisory Fee will be considered an Excess Withdrawal for the purpose of the recalculation of the Income Base, Maximum Annual Withdrawal Amount [and Protected Income Payment]. ]

DEFINITIONS

For purposes of this Endorsement, the following definitions apply. Terms not defined in this Endorsement shall have the same meaning as defined in the Contract.

AGE

The attained age as of the Covered Person’s last birthday. If there are two Covered Persons on the Endorsement Data Page, the Age of the younger Covered Person or in the event of the death of one Covered Person, the surviving Covered Person as of their last birthday.

BENEFIT QUARTER

Each consecutive 3-month period starting on the Endorsement Effective Date.

BENEFIT QUARTER ANNIVERSARY

The date following each consecutive 3-month period starting on the Endorsement Effective Date. If the next Benefit Quarter Anniversary has no corresponding date the Benefit Quarter Anniversary will be deemed to be the following day.

BENEFIT [YEAR]

Each consecutive [one year] period starting on the Endorsement Effective Date.

BENEFIT [YEAR] ANNIVERSARY

The date on which each Benefit [Year] begins.

COVERED PERSON(S)

The person(s) named on the Endorsement Data Page whose lives are used to determine the amount and duration of Withdrawals. The Covered Person(s) cannot be changed.

EARLIEST CANCELLATION DATE OF THE GUARANTEED LIVING BENEFIT

The earliest Benefit Year Anniversary is as shown on the Endorsement Data Page. This is the earliest date You may cancel this Endorsement.

ENDORSEMENT EFFECTIVE DATE

The date when this Endorsement becomes effective as shown on the Endorsement Data Page.

EXCESS WITHDRAWAL

Any Withdrawal in a Benefit [Year] taken after the Maximum Annual Withdrawal Amount has been withdrawn and/or any portion of a Withdrawal that causes the total Withdrawals in a Benefit [Year] to exceed the Maximum Annual Withdrawal Amount.

INCOME BASE

The Income Base is used to determine the Endorsement Fee, the Maximum Annual Withdrawal Amount and the Protected Income Payment.

MAXIMUM ANNUAL WITHDRAWAL AMOUNT

The maximum amount that may be withdrawn each Benefit [Year] while the Contract Value is greater than zero and the Covered Person(s) is living, without reducing the Income Base.

MAXIMUM ANNUAL WITHDRAWAL PERCENTAGE

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The percentage, as referenced on the Endorsement Data Page used to determine the Maximum Annual Withdrawal Amount available for Withdrawal each Benefit [Year] while the Contract Value is greater than zero and the Covered Person(s) is living.

PROTECTED INCOME PAYMENT

The amount to be paid each [year] over the remaining lifetime of the Covered Person(s) after the Contract Value is reduced to zero but the Income Base is still greater than zero.

PROTECTED INCOME PAYMENT PERCENTAGE

The percentage, as referenced on the Endorsement Data Page, used to determine the Protected Income Payment.

STEP-UP VALUE

A value used to determine the Income Base that is equal to the current Contract Value if it is greater than the current Income Base. This value is determined based on the Frequency and Dates of Income Base Step-ups, as shown on the Endorsement Data Page.

YOU, YOUR

The Covered Person(s) under this Endorsement.

GUARANTEED LIVING BENEFIT PROVISIONS

The Guaranteed Living Benefit described in this Endorsement provides for guaranteed Withdrawals over the lifetime of the Covered Person(s), subject to the following provisions:

Calculation of the Factors of the Guaranteed Living Benefit

To determine the Guaranteed Living Benefit, We use the following factors: Income Base, Maximum Annual Withdrawal Amount, Maximum Annual Withdrawal Percentage, Protected Income Payment and Protected Income Payment Percentage. These factors are not used in the calculation of the Contract Value or any other benefits under the Contract.

Withdrawals taken under this Living Benefit are treated like any other Withdrawal under the Contract for purposes of calculating Contract Value, including any fees and charges applicable to any other benefits under the Contract. In any Benefit Year, Withdrawals up to Maximum Annual Withdrawal Amount are not subject to the Benefit Withdrawal Charge shown on the Endorsement Data Page.

Calculation of the Income Base

The initial Income Base is equal to the initial Purchase Payment.

Thereafter, if no Withdrawals have been taken, the Income Base is increased to the Step-up Value, based on the Frequency and Dates of Income Base Step-ups.

After the first Withdrawal has been taken, the Income Base is increased only on the Benefit Year Anniversary looking back to the Step-up Value based on the Frequency and Dates of Income Base Step-ups since the first Withdrawal (“first look-back”).

After the first look-back, the Income Base is increased only on the Benefit Year Anniversary looking back to the Step-up Value based on the Frequency and Dates of Income Base Step-ups since the last Benefit Year Anniversary. Thereafter, the Income Base will continue to be determined on each Benefit [Year] Anniversary while this Endorsement is in effect and both the Contract Value and Income Base are greater than zero.

Calculation of the Maximum Annual Withdrawal Amount

The Maximum Annual Withdrawal Amount is calculated by multiplying the Income Base by the Maximum Annual Withdrawal Percentage as shown on the Endorsement Data Page, which is determined by the timing and Your Age at the time You first take a Withdrawal from Your Contract and the number of Covered Person(s) shown on the Endorsement Data Page.

Withdrawals during a Benefit Year that in total are less than or equal to the Maximum Annual Withdrawal Amount will not reduce the Maximum Annual Withdrawal Amount and the Income Base. If You choose to take less than the Maximum Annual Withdrawal Amount in any Benefit Year, You may not carry over the unused amount for withdrawal in subsequent Benefit Years. Your Maximum Annual Withdrawal Amount in any year will not be recalculated solely as a result of taking less than the entire Maximum Annual Withdrawal Amount in the prior Benefit Year.

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Calculation of the Protected Income Payment

If the Contract Value is reduced to zero due to unfavorable investment performance, Withdrawal up to the Maximum Annual Withdrawal Amount, or any combination of these factors, but the Income Base is still greater than zero, You may be eligible to receive the Protected Income Payment. The Protected Income Payment is calculated by multiplying the Income Base by the applicable Protected Income Payment Percentage, which is determined by Your Age at the time You first take a Withdrawal from Your Contract, as shown on the Endorsement Data Page. You will receive the Protected Income Payment each year for the remaining lifetime of the Covered Person(s).

Increases and Decreases in the Income Base and the Impact to Your Maximum Annual Withdrawal Amount

Increases in the Income Base

The Income Base is increased as a result of a Step-up Value being achieved resulting in the Income Base being stepped up on: (1) the Frequency and Dates of Income Base Step-ups prior to taking any Withdrawals, or (2) a Benefit Year Anniversary after Withdrawals have been taken. The Income Base is also increased when a Purchase Payment is allocated to Your Contract subject to the Purchase Payment Restriction shown on the Endorsement Data Page; consequently, any remaining

Withdrawals of the Maximum Annual Withdrawal Amount will be based on the increased Maximum Annual Withdrawal Amount reduced by Withdrawals previously taken in that Benefit [Year]. When the Income Base is increased as referenced in (1) and (2) above, the Maximum Annual Withdrawal Amount will be recalculated by multiplying the increased Income Base by the applicable Maximum Annual Withdrawal Percentage. The Endorsement Fee will be assessed on the increased Income Base.

Decreases in the Income Base

Excess Withdrawals reduce Your Income Base on the date the Excess Withdrawal occurs. Any Excess Withdrawal in a Benefit [Year] reduces the Income Base in the same proportion by which the Contract Value is reduced by the Excess Withdrawal. As a result of a reduction of the Income Base, the Maximum Annual Withdrawal Amount will also be reduced. The new Maximum Annual Withdrawal Amount will be equal to the reduced Income Base multiplied by the applicable Maximum Annual Withdrawal Percentage. The last recalculated Maximum Annual Withdrawal Amount in a given Benefit [Year] is available for Withdrawal at the beginning of the next Benefit [Year] and may be lower than the previous Benefit [Year]’s Maximum Annual Withdrawal Amount. When the Contract Value is less than the Income Base, Excess Withdrawals will reduce the Income Base by an amount which is greater than the amount of the Excess Withdrawal.

The Income Base is a factor used to determine the Maximum Annual Withdrawal Amount and Protected Income Payment as well as the Endorsement Fee. The Income Base is not an amount that You can withdraw. Excess Withdrawals may reduce future benefits by more than the dollar amount of the Withdrawal. Excess Withdrawals will incur a Charge for Partial/Full Termination if they occur during the applicable period indicated on the Endorsement Data Page. If You have any questions regarding whether a potential Withdrawal would be an Excess Withdrawal, please call Our Annuity Service Center.

Required Minimum Distributions (RMD)

This provision applies only to the Contract to which this Endorsement is attached. If you are taking RMD and the RMD amount, based only on this Contract, is greater than the Maximum Annual Withdrawal Amount in any given Benefit [Year], no portion of the RMD will be treated as an Excess Withdrawal provided you enroll in the Company’s systematic withdrawal program for RMD. However, any portion of a Withdrawal in a Benefit [Year] that is more than the greater of both the Maximum Annual Withdrawal Amount and the RMD amount will be considered an Excess Withdrawal for the purpose of the recalculation of the Income Base and Maximum Annual Withdrawal Amount.

If Your Contract Value Is Reduced to Zero

If Your Contract Value is reduced to zero because of an Excess Withdrawal, no further benefits will be payable under this Endorsement or the Contract, and Your Contract along with the Endorsement will terminate. However, if Your Contract Value is reduced to zero due to unfavorable investment performance and/or fees, Withdrawal(s) up to the Maximum Annual Withdrawal Amount (or if applicable, the RMD amount as described above) or any combination of these factors, and the Income Base is greater than zero, We will pay the remaining Maximum Annual Withdrawal Amount for that Benefit [Year] in the same frequency withdrawals had been taken, i.e. monthly or quarterly. Thereafter, we will pay the Protected Income Payment over the remaining lifetime of the Covered Person(s) which will be calculated by multiplying the Income Base by the Protected Income Payment Percentage, as shown on the Endorsement Data Page.

Because the Contract Value has been reduced to zero, the Income Base will no longer be increased to a Step-up Value and no Endorsement Fees will be deducted. In addition, all other benefits under the Contract with the exception of payment of the Protected Income Payment, will be terminated and You may no longer make subsequent Purchase Payments or transfers, and no Death Benefit is payable.

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When the Contract Value equals zero and the Income Base is greater than zero, to receive any remaining Living Benefit, you must select one of the following payment options:

1.	The Protected Income Payment, divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by You until the date of Your death(s); or

2.	Any payment option mutually agreeable between You and Us.

Once You select a payment option, it cannot be changed. If You do not select a payment option above, the remaining benefit will be paid as an amount based on the Protected Income Payment Percentage. This amount will be divided equally and paid on a quarterly basis until the date of death of the Covered Person(s).

Latest Annuity Date

If the Contract Value and the Income Base are greater than zero on the Latest Annuity Date, You must select one of the following options:

1.	Annuitize the Contract Value under the Annuity Provisions of the Contract; or

2.

Annuitize the Contract and elect to receive the current Maximum Annual Withdrawal Amount as of the Latest Annuity Date for a fixed period while You are alive. The fixed period is determined by dividing the contract value on the Latest Annuity Date by the Maximum Annual Withdrawal Amount. Any applicable premium taxes will be deducted from the Contract Value prior to determining the fixed period. After that fixed period ends, you will receive the Protected Income Payment, as of the Latest Annuity Date, divided equally and paid on a monthly, quarterly, semi-annual or annual frequency as selected by You until the date of death of the Covered Person(s); or

3.	Any payment option mutually agreeable between You and Us.

If You do not select an option listed above, on the Latest Annuity Date, We may annuitize the Contract Value in accordance with Option 2 above, divided equally and paid on a [quarterly] frequency until the date of death of the Covered Person(s). Endorsement Fees are no longer deducted upon annuitization on the Latest Annuity Date.

[Secure Value Account Allocation(s)

If applicable, Secure Value Account Allocation(s) is/are required only while the Endorsement is effective. Amounts allocated to the Secure Value Account(s) are not subject to the Separate Account Charge. Amounts allocated to the Secure Value Account(s) may not be transferred to any other investment option as long as the Endorsement is effective and We will not rebalance amounts allocated to the Secure Value Account(s) in accordance with the automatic asset rebalancing program. You may not transfer into or out of the Secure Value Account(s). You may not request the entire amount of any Withdrawal to be deducted solely from the Secure Value Account(s). Rather, any Withdrawal reduces the amount invested in the Secure Value Account(s) in the same proportion that the Withdrawal reduces the Contract Value.]

[Investment Requirements

If applicable, in addition to the Secure Value Account Allocation, while the Endorsement is effective, We require that you allocate your Purchase Payment(s) and Spousal Beneficiary Continuation contribution, if applicable, and Contract Value in accordance with established requirements stated in the Prospectus. We require enrollment in a quarterly automatic asset rebalancing program that complies with the investment requirements. In addition to quarterly asset rebalancing, We will initiate rebalancing in accordance with your most current and compliant automatic asset rebalancing instructions on file after any Withdrawal or transfer You initiate.]

Misstatement of Age or Sex

The Misstatement of Age or Sex provision included in Your Contract shall apply to the Covered Person(s) under this Endorsement and may impact the Maximum Annual Withdrawal Amount.

Termination of Withdrawals Over Two Lives

If there are two Covered Persons on the Endorsement Effective Date, Withdrawals guaranteed for the life of one of the Covered Persons will terminate if:

1.	One of the two Covered Persons is removed from the Endorsement due to any reason other than death; or

2.	The Covered Persons are no longer married at the time of death of the first Covered Person.

Termination of Withdrawals guaranteed for the life of one Covered Person does not impact any other terms and conditions of this Endorsement, including the applicable Endorsement Fee, which is based on the number of Covered Persons on this Endorsement Effective Date.

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Cancellation of the Guaranteed Living Benefit

You may cancel this Endorsement as detailed below on or after the Earliest Cancellation Date of the Guaranteed Living Benefit as shown on the Endorsement Data Page. You may cancel this Endorsement by means of a Written request as detailed below. The Guaranteed Living Benefit may not be re-elected or reinstated after a cancellation.

Cancellation Effective Date

If Your cancellation request is received:

1.

On or before the Earliest Cancellation Date of the Guaranteed Living Benefit, the cancellation is effective on the Earliest Cancellation Date of the Guaranteed Living Benefit date as shown on the Endorsement Data Page;

2.

In any Benefit Year after the Earliest Cancellation Date of the Guaranteed Living Benefit date, the cancellation is effective on the Benefit Quarter Anniversary following Our receipt of the cancellation request.

Termination of the Guaranteed Living Benefit

This Endorsement and the Endorsement Fee will terminate automatically upon the occurrence of one of the following:

1.	Death of the Covered Person, or if there were two Covered Persons, upon the death of the surviving Covered Person; or
2.	A Death Benefit is paid resulting in the Contract being terminated; or
3.	The Contract is annuitized; or
4.	An Excess Withdrawal that reduces the Contract Value and Income Base to zero; or
5.	Any change occurs that removes one or all Covered Persons from the Contract except as noted above under “Termination of Withdrawals Over Two Lives”; or
6.	The Contract is cancelled or surrendered for any reason; or
7.	Assignment of any Contract Owner rights under this Endorsement to a third party; or
8.	You elect to cancel this Endorsement.

On the termination effective date, amounts allocated to the Secure Value Account will be automatically transferred to a [1-Year Fixed Account option, if available, or a money market or similar portfolio]. Purchase Payments may no longer be allocated to the Secure Value Account after termination. From the day following the automated transfer, you may transfer this amount to another available investment option under the Contract for a period of [90 days] during which the transfer will not count against the annual number of free transfers or incur a transfer fee.

If You surrender Your Contract while Your Contract Value is greater than zero, We will assess a pro-rata charge for the Endorsement Fee applicable to the Benefit [Quarter] in which the surrender occurs if the Contract was surrendered before the end of a Benefit [Quarter]. The pro-rated charge is calculated by multiplying the fee by the number of days between the date when the prior fee was last assessed and the date of surrender, divided by the number of days between the prior and the next Benefit [Quarter] Anniversaries. Thereafter, You will no longer be charged an Endorsement Fee. If You surrender Your Contract, You will also incur a Benefit Withdrawal Charge if You take a total Withdrawal of all Your Contract Value during the applicable period indicated on the Endorsement Data Page.

Death of Covered Person(s)

If there is one Covered Person and that person dies, this Endorsement and the Endorsement Fee will be terminated.

If there are two Covered Persons, upon the first death, if the surviving Covered Person is eligible and elects to continue the Contract, this Endorsement is also continued. Upon the election of continuation, the Endorsement Effective Date, the applicable Endorsement Fee, and the Maximum Annual Withdrawal and Protected Income Payment Percentages based on two Covered Persons will not change.

Signed for the Company to be effective on the Endorsement Effective Date.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

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